UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TSR, INC.

(Name of Subject Company (issuer))

VIENNA ACQUISITION CORPORATION

(Offeror)

a wholly-owned subsidiary of

VIENNA PARENT CORPORATION

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common stock, $0.01 par value per share

(Title of Class of Securities)

872885207

(CUSIP Number of Class of Securities)

Justin Christian

President

Vienna Parent Corporation

9777 N. College Avenue

Indianapolis, Indiana 46280

Telephone: (317) 493-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Stephen J. Hackman

Pierce H. Han

Ice Miller LLP

One American Square, Suite 2900

Indianapolis, Indiana 46282

Telephone: (317) 236-2289

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	Going-private transaction subject to Rule 13e-3.

☐	Issuer tender offer subject to Rule 13e-4.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer).

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer).

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Vienna Acquisition Corporation, a Delaware corporation (“Purchaser”), and wholly-owned subsidiary of Vienna Parent Corporation, a Delaware corporation (“Parent”), for all of the outstanding shares of common stock of TSR, Inc., a Delaware corporation (the “Company”), pursuant to the Agreement and Plan of Merger, dated as of May 15, 2024 (the “Merger Agreement”), among Parent, Purchaser and the Company.

In connection with the proposed acquisition of the Company, Parent will cause Purchaser to commence a tender offer for all of the outstanding shares of common stock of the Company. The tender offer for the outstanding shares of the Company described in this filing has not yet commenced. This filing is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities, nor is it a substitute for the tender offer materials that Parent and Purchaser (collectively, the “Vienna Filings Persons”) will file with the United States Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. A solicitation and offer to buy outstanding shares of the Company will only be made pursuant to the tender offer materials that the Vienna Filing Persons intend to file with the SEC. Bucher and Christian Consulting, Inc., d/b/a BCforward (“BCforward”) itself is not a party to the Merger Agreement, nor is it involved in any part of the tender offer. At the time the tender offer is commenced, the Vienna Filing Persons will file tender offer materials on Schedule TO, and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO. INVESTORS AND STOCKHOLDERS OF THE COMPANY ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE (AND EACH AS IT MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND STOCKHOLDERS OF THE COMPANY SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES OF COMMON STOCK IN THE TENDER OFFER. The tender offer materials (including the Offer to Purchase and the related Letter of Transmittal), as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of the Company at no expense to them on the SEC’s website at www.sec.gov and (once they become available) will be mailed to the stockholders of the Company free of charge. Free copies of these materials and certain other offering documents will be made available by the Company by mail to TSR, Inc., 400 Oser Avenue, Suite 150, Hauppauge, NY 11788, Attention: Investor Relations, by email at info@tsrconsulting.com or by directing requests for such materials to the information agent for the tender offer, which will be named in the tender offer materials. In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, the Company files annual, quarterly, and current reports, proxy statements and other information with the SEC. You may read any reports, statements or other information filed by the Vienna Filing Persons and TSR with the SEC for free on the SEC’s website at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This filing contains forward-looking statements related to the Company, the Vienna Filing Persons, BCforward, and the proposed transaction that involve substantial risks and uncertainties. Forward-looking statements include any statements containing the words “anticipate,” “believe,” “estimate,” “expect,” “intend”, “goal,” “may”, “might,” “plan,” “predict,” “project,” “seek,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue” and similar expressions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. In this communication, the forward-looking statements include statements about the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions to the consummation of the proposed transaction; statements about the expected timetable for completing the proposed transaction; the Vienna Filing Persons’ plans, objectives, expectations and intentions; the financial condition, results of operations and business of the Company and the Vienna Filing Persons and BCforward; and the anticipated timing of the closing of the proposed transaction.

Forward-looking statements are subject to certain risks, uncertainties or other factors that are difficult to predict and could cause actual events or results to differ materially from those indicated in any such statements due to a number of risks and uncertainties. Those risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include, among other things: uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of the Company’s stockholders will tender their shares in the tender offer; the possibility that the Vienna Filing Persons will not be able to obtain the financing necessary to fund the transaction; the possibility that competing offers will be made; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived; the effects of the proposed transaction on relationships with employees, other business partners or governmental entities; the impact of competitive services and pricing; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities. You should not place undue reliance on these statements. All forward-looking statements are based on information currently available to the Vienna Filing Persons, and the Vienna Filing Persons disclaim any obligation to update the information contained in this communication as new information becomes available.

Item 12. Exhibits

Exhibit No.	Description
Exhibit 99.1	Joint Press Release, dated May 15, 2024
Exhibit 99.2	Social Media Content, dated May 15, 2024
Exhibit 99.3	Website Content, dated May 15, 2024
Exhibit 99.4	BCforward Employee Presentation, dated May 15, 2024
Exhibit 99.5	Form of Email to BCforward Employees, dated May 15, 2024
Exhibit 99.6	Form of Email to BCforward Consultants, dated May 15, 2024
Exhibit 99.7	Statement to BCforward Employees Regarding Inquiries, dated May 15, 2024

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